APR 30, 2026

Linden Kitchen & Bath

A Pitch Deck by Gunilla and Brian Taylor and The Exit School



Deal Terms

$1.3M DOLLAR ACQUISITION

- 2.7X Multiple
- $475,000 SDE (last year)
- 70% Seller Financing at 6% interest
- $120K from operator
- **Seeking $280K from investors**

Why Linden Kitchen & Bath

An 80-Year Legacy of Quality...

Why Clients LOVE This Company...

Custom Design	Local Heritage	Personalized Service	White-Glove Experience
Tailored solutions from concept to completion	Serving the Linden community for generations	Dedicated attention to every client's needs	Superior support throughout the remodeling journey






HIGH REMODEL HUB

5X

Higher than National Average

Linden's high home ownership rate (91.4%), median household income (10% higher than Michigan Avg.), and average age of the homes make it a great place for Linden Kitchen & Bath.

What's working?

Low Fixed Costs

Designers work on 100% commission

Variable Labor

Third-party builders handle fulfillment needs

Just-In-Time Supplies

Supplies ship directly from partners



What's the opporunity?

SEMI-ABSENTEE OWNER

The current owner dedicates only 10 hours weekly to the business, limiting growth potential.

REFRESHED BRAND VOICE

Modernizing the SEO strategy and expanding digital marketing efforts can drastically improve client acquisition.

IMPROVE SOCIAL LEADS

The company's digital presence is significantly outdated, relying heavily on word-of-mouth and referrals.

INCREASE CONSULTATIONS

By focusing on direct-to-consumer channels, Linden Kitchen & Bath has the potential to triple its volume, tapping into the vast market opportunities available today.

"We buy businesses that are weak where we are strong..."

— The Exit School Principle 4

Gunilla and Brian Taylor

LINDEN KITCHEN & BATH FUTURE OWNERS



Marketing Expert - Gunilla

15+ years in sales and marketing. Increased revenue by $1.2 Million in the last 9 months in job as marketing specialist at a remodeling company.

Project Expert - Brian

20+ years in construction management. 15 years in residential and commercial remodeling. Master of systems to improve remodeling efficiency.

Our Winning Team







Jon Rogers

Harvard Law to Micro PE
Principle

Amy Walker

15 Years Sales and
Growth Expert

Lisa Pickney

Chief Financial Officer

Proposed Approach



Modernize digital marketing

Less than 5% of the business came from modern digital marketing leaving a huge opportunity for direct to consumer growth.

Increase geographic area

Average home values of over $350,000 in Goodrich, Flushing & Davison with +6.2% growth.



Double down on what's working

Build relationships with more designers and builders to increase the work. Each relationship translates to roughly $900k in revenue per year.

THE INVESTMENT OPPORTUNITY

$280,000 in exchange for 20% Participating Preferred Equity

THE RETURN AND HOW YOU GET YOUR MONEY BACK

We are targeting a (57% IRR) return on your investment (3.1x MOIC). We anticipate making quarterly distributions and have a target exit of 5 years.



ABOVE ALL...

Thank you!

Let us know if you have questions.



ABOVE ALL...

Thank you!

Let me know if you have questions.